Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers, contractors and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at http://www.cibc.com/ca/pdf/about/code-of-conduct-en.pdf. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2012 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.

Effective December 1, 2012, CIBC adopted amendments to the Code of Conduct to address the following issues:

•	Codes merged: The Code of Conduct has been merged with the Contractor Code of Conduct; contractors now referred to as “contingent workers.”

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Processing personal transactions. Employees cannot process personal transactions nor require “another employee” to do it for them. The revised Code clarifies that “another employee” refers to an employee who reports, directly or indirectly, to the first employee.

•	Third party use of CIBC brand. The Code specifies that use of CIBC’s brand name and trademarks by a third-party is generally not permitted without an exception from the Brand Governance department.

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Personal borrowing/lending to clients/vendors. The scope of this prohibition has been narrowed such that borrowing/lending to CIBC clients/vendors that have no business relationship with the employee or the employee’s line of business are permitted.

•	New definitions. New definitions for “CIBC information” and “work product” have been added to the Code in order to account for provisions that are being removed from the CIBC employee contract.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.

Effective November 1, 2011, CIBC adopted minor amendments to the Code of Conduct to address the following issues:

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Speaking Up and Retaliation: Changes have been made to emphasize the importance of reporting behaviour that contravenes the Code of Conduct, and to reinforce the fact that employees who report in good faith are protected against any retaliatory action.

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Role of the Manager: The Code of Conduct explicitly recognizes the position of managers as role models regarding acceptable standards of behaviour and their responsibility to support and protect any employee who makes a good faith report of a potential violation of the Code of Conduct.

•	Social Media: Changes to the Code of Conduct clarify and emphasize that employees should not discuss CIBC’s internal business through social media channels.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.